82-34889

BAJA MINING CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

EXHIBIT 1

May 31, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

<u>REMINDER OF ANNUAL GENERAL MEETING</u>

Baja Mining Corp. (the "Company") is pleased to remind all shareholders that the Annual General Meeting ("AGM") of the Company is being held tomorrow, Thursday June 1st, 2006 at 10am at the Hyatt Regency Hotel, 655 Burrard Street, Vancouver.

The majority of the Company's senior management team will be in attendance and introduced at the AGM and a slide presentation on El Boleo Project will be presented during the meeting. The Company encourages all shareholders to attend.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

dw 6/7

BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

May 15, 2006

TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA FILES ENVIRONMENTAL IMPACT MANIFEST FOR DEVELOPMENT PERMIT AT EL BOLEO COPPER-COBALT-ZINC-MANGANESE PROJECT, MEXICO

Baja Mining Corp. (the "Company") is pleased to advise that it submitted the Environmental Impact Manifest ("EIM") for approval of the development of the Boleo copper-cobalt-zinc-manganese project on May 8th, 2006, to the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales).

Prior to the initiation of construction activities, all mining projects in Mexico are required to apply for and obtain an *environmental impact authorization* and a land use permit. This requires the presentation of an EIM which deals with the impacts of the operation, the environmental mitigation, control and compensation measures to the satisfaction of authorities having environmental jurisdiction. Similar to many countries, Mexico has environmental legislation at the Federal, State and Municipal levels of government. In addition, the Boleo Project is located within the buffer zone of the El Vizcaino Natural Protected Area. The management plan for the Vizcaino area specifically recognises the existence of three mining operations in the area, which includes El Boleo. The project will also be required to obtain a permit for mining activities within the limits of a natural protected area. This permit was also applied for through the submittal of the EIM on May 8th, 2006.

The Company is advised by its environmental consultants in Mexico that the process for resolving any issues surrounding the filed EIM and leading to the issuance of the *environmental impact authorization* and the permit to work in a natural protected area follows a timetable approximately as set out below:

Activity	Scheduled Timing (working days)	From	To
Integrate official EIM file	10	**May 8/06**	May 22/06
Government determines if additional information is required	40	May 23/06	June 19/06
Company integrates additional information	60	June 20/06	Sept. 11/06
Government evaluates final document and issues permit	20	Sept. 11/06	**Oct. 9/06**

Authorities have the right to request an expert opinion for complex projects, which could extend the evaluation period an additional 60 days.

Prior to the submission of the EIM, unofficial presentations were conducted in Mexico City by representatives of the Company to various Mexican authorities to assist in identifying any areas of concern and address such issues prior to submission. With the EIM now submitted, discussions will continue with State and local authorities.

The Boleo Project is located at the port town of Santa Rosalia, on the Sea of Cortez (Gulf of California), Baja California Sur, Mexico, approximately 500 miles south of San Diego, California. The Company is in the final stages of completion of the Definitive Feasibility Study ("DFS") for the development of a combined open pit and underground mine for the production of 2.6 million tonnes of run-of mine ore and a hydrometallurgical plant to produce up to 50,000 tonnes per year of LME grade copper, up to 2000 tonnes of high purity cobalt metal, 23,000 tonnes of zinc sulphate and 50,000 tonnes of contained manganese (probably as manganese carbonate)*. The DFS is expected to be delivered in final form in September 2006.

ON BEHALF OF THE BOARD OF DIRECTORS OF
BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

**Preliminary Economic Assessment by Bateman Engineering Pty. Ltd. et al, August 12, 2005 filed on www.sedar.com and www.bajamining.com.*

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Form 52-109F2 – Certification of Interim Filings

I, **Robert Mouat, Chief Financial Officer of Baja Mining Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006

"Robert Mouat"

Robert Mouat, Chief Financial Officer

Form 52-109F2 – Certification of Interim Filings

I, **John Greenslade, President of Baja Mining Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Baja Mining Corp. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 30, 2006

"John Greenslade"

John Greenslade, President, CEO & Director

EXHIBIT 5

BAJA MINING CORP.

Interim Consolidated Financial Statements

March 31, 2006 and 2005

(Unaudited)

Baja Mining Corp.
Interim Consolidated Balance Sheets
As at March 31, 2006 and December 31, 2005
(Unaudited prepared by management)

ASSETS		March 2006 Unaudited		December 2005 Audited
Current assets				
Cash and cash equivalents	$	5,941,429	$	2,760,084
Accounts receivable		377,974		216,657
Due from related party *(Note 6b)*		43,844		43,844
		6,363,247		3,020,585
Mineral properties and mining concessions *(Note 3)*		757,793		757,793
Property, plant and equipment *(Note 4)*		686,122		598,714
	$	7,807,162	$	4,377,092
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities	$	222,056	$	392,129
Due to related parties *(Note 6c)*		34,547		61,146
		256,603		453,275
SHAREHOLDERS' EQUITY				
Share capital *(Note 5)*		45,677,938		45,406,370
Share subscriptions *(Note 10a)*		4,995,962		-
Contributed surplus *(Note 5f)*		2,629,441		2,339,721
Deficit		(45,752,782)		(43,822,274)
		7,550,559		3,923,817
	$	7,807,162	$	4,377,092

Commitments *(Note 8)*

ON BEHALF OF THE BOARD:

"John Greenslade"	*"Robert Mouat"*
Director	Director

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Interim Consolidated Statements of Loss and Deficit
For the three months ended March 31
(Unaudited prepared by management)

	2006	2005
Exploration expenses		
Camp, general and travel	$ 34,858	$ 147,583
Concession and claim fees	22,613	74,102
Drilling	79,954	221,440
Feasibility studies	167,975	493,456
Geological and environmental	41,068	3,073
Metallurgical	50,207	-
Pilot plant costs	438,311	175,229
Professional and consulting fees Related Party *(Note 6a)*	176,825	296,611
Stock-based compensation expense *(Note 5f)*	261,036	-
	1,272,847	1,411,494
General and administrative expenses		
Amortization	50,248	4,366
Audit and legal fees	38,388	10,853
Filing, exchange and transfer agent fees	16,882	8,683
Interest and bank charges	1,417	783
Management and consulting fees Related party *(Note 6a)*	77,228	49,704
Office and general	42,350	25,265
Promotion, trade show and marketing	68,977	51,232
Rent	17,975	27,616
Stock-based compensation expense *(Note 5f)*	159,500	375,620
Telephone	10,390	3,242
Travel	128,592	27,605
Wages and subcontract	144,584	44,066
	756,531	629,035
Loss before other items	(2,029,378)	(2,040,529)
Foreign exchange gain	85,066	9,855
Interest income and other	13,804	13,233
Net loss for the period	(1,930,508)	(2,017,441)
Deficit - beginning of period	(43,822,274)	(36,825,543)
Deficit - end of period	$ (45,752,782)	$ (38,842,984)
Basic and diluted loss per share for the period	$ (0.03)	$ (0.03)
Weighted average number of shares outstanding	76,303,573	60,236,306

See accompanying Notes to the Consolidated Financial Statements

Baja Mining Corp.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31
(Unaudited prepared by management)

	2006	2005
Operating activities		
Net loss for the period	$ (1,930,508)	$ (2,017,441)
Items not involving cash:		
Amortization	50,248	4,366
Stock-based compensation expense	420,536	375,620
	(1,459,724)	(1,637,455)
Net changes in working capital balances		
Accounts receivable and advances	(161,317)	(22,961)
Accounts payable and accrued liabilities	(170,073)	(876,527)
	(1,791,114)	(2,536,943)
Investing activities		
Advances (repayments) of amounts due to related parties	(26,599)	(60,532)
Acquisition of property, plant and equipment	(137,654)	(29,048)
	(164,253)	(89,580)
Financing activities		
Net proceeds from issuance of common shares	140,750	-
Share subscriptions received	4,995,962	1,160,700
	5,136,712	1,160,700
Increase (decrease) in cash and equivalents	3,181,345	(1,465,823)
Cash and equivalents - beginning of period	2,760,084	5,248,382
Cash and equivalents - end of period	$ 5,941,429	$ 3,782,559

Supplemental Schedule of Non-Cash Investing and Financing Activities *(Note 9)*

1 Nature and continuance of operations

Baja Mining Corp. ("the Company"), formerly First Goldwater Resources Inc., was incorporated on July 15, 1985 under the Company Act of British Columbia. The Company is a reporting issuer in British Columbia and trades on the TSX Venture Exchange. Effective April 20, 2004, the Company completed a business combination with Mintec International Corporation through a reverse takeover.

The Company is in the process of exploring its resource properties in Mexico and is considered to be in the exploration stage.

These financial statements are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles applicable to a going concern which assume that the Company will realize its assets and discharge its liabilities in the normal course of business. The Company's ability to meet its obligations and maintain its operations is contingent upon successful completion of additional financing arrangements and/or the ability to generate profitable operations in the future.

2 Summary of Significant Accounting Policies

These unaudited interim financial statements are prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the annual audited financial statements. These interim financial statements do not include all the disclosures included in the Company's annual financial statements. Accordingly, these interim financial statements should be read in conjunction with the Company's annual financial statements.

(a) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company's significant subsidiary is Mintec International Corporation and its wholly owned subsidiary, Minera y Metalurgica Del Boleo, S.A de C.V., which has been accounted for using the purchase method. All significant inter-company transactions and balances have been eliminated.

(b) Management estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from these estimates.

(c) Fair market value of financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and amounts due to/from related parties. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risks arising from these financial instruments, except for the currency risk *(Note 2d)*.

2 **Summary of Significant Accounting Policies – (cont'd)**

(d) **Foreign currency translation and currency risk**

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at rates of exchange in effect at the date of the balance sheet. Non-monetary assets, liabilities and other items are translated at historical rates. Revenue and expenses are translated at average rates of exchange prevailing during the period. Exchange gains or losses arising from these translations are included in income of the period.

The Company operates internationally, which gives rise to the risk that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

As at March 31, 2006, the Company has the following foreign denominated financial instruments:

	Foreign currency amount	Canadian Dollar amount
Cash in United States Dollars	373,277	435,552
Cash in Mexican Pesos	590,644	63,258
Value added taxes recoverable in Mexican Pesos	1,674,570	179,346

3 **Mineral properties and mining concessions**

Boleo Project details are as follows:

		March 31, 2006		December 31, 2005
Property rights *(Note 3a)*	$	651,443	$	651,443
Mining concessions *(Note 3b)*		106,350		106,350
Total at cost	$	757,793	$	757,793

(a) **Property rights**

The Company owns three properties containing approximately 6,692 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual property tax on these properties is approximately $5,800.

(b) **Mining concessions**

The Company acquired certain concessions covered by 16 separate titles and covering approximately 18,084 hectares, located near Santa Rosalia, Baja California Sur, Mexico. The annual fees related to these concessions are approximately $154,700.

3 **Mineral properties and mining concessions - (cont'd)**

(c) **Details of cumulative expenditures on the Boleo Project are as follows:**

	March 31, 2006	December 31, 2005
Camp, general and travel	$ 1,027,647	$ 1,041,342
Concession and claim fees	1,825,941	1,803,328
Drilling	7,971,265	7,891,311
Ecological	1,034,426	1,034,426
Feasibility studies	3,012,432	2,844,457
Geological and environmental	6,799,408	6,758,341
Hydrological	56,186	56,186
Management fees	3,058,966	2,893,966
Pilot plant costs	8,245,413	7,756,895
Payroll and social security	1,307,814	1,259,261
Professional and consulting fees	3,670,125	3,658,299
Roads	687,494	687,494
Stock based compensation expenses	1,254,933	993,897
	$ 39,952,050	$ 38,679,203

4 **Property, Plant and Equipment**

Comprised of the following:

March 31, 2006	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$ $ 134,481	$ $ 102,359	$ $ 32,122
Leasehold improvements	101,559	14,722	86,837
Machinery and equipment	274,924	59,939	214,985
Mining equipment	86,262	58,566	27,696
Office equipment and furniture	82,138	36,225	45,913
Transportation equipment	46,922	31,431	15,491
Warehouse	292,105	29,027	263,078
	$ $ 1,018,391	$ $ 332,269	$ $ 686,122

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Computer equipment and software	$$ $ 131,626	$ $ 92,915	$ $ 38,711
Leasehold improvements	101,559	10,152	91,407
Machinery and equipment	274,924	42,749	232,175
Mining equipment	86,262	55,176	31,086
Office equipment and furniture	79,714	33,566	46,148
Transportation equipment	46,922	28,482	18,440
Warehouse	167,149	26,402	140,747
	$ $ 888,156	$ $ 289,442	$ $ 598,714

5 **Share Capital**

(a) **Authorized**

200,000,000 common shares without par value

(b) **Details of transactions are as follows:**

	Shares		Amount
Balance – December 31, 2004	**60,236,306**	**$**	**40,582,163**
Brokered private placements *(Note 5c)*	7,255,715		3,039,500
Non-brokered private placement *(Note 5c)*	4,505,249		1,601,837
Share issue costs	-		(415,748)
Shares issued on exercise of warrants	4,243,550		585,322
Shares issued on exercise of stock options	40,000		8,800
Fair value of options exercised *(Note 5f)*	-		4,498
Balance – December 31, 2005	**76,280,820**		**45,406,372**
Shares issued on exercise of warrants	25,000		11,250
Shares issued on exercise of stock options	370,000		129,500
Fair value of options exercised *(Note 5f)*	-		130,816
Balance – March 31, 2006	**76,675,820**	**$**	**45,677,938**

(c) **Private Placements**

During the financial year ended December 31, 2005, the following share placements were completed:

(i) March 2005 - a private brokered placement of 2,000,000 units at $0.60 per unit, realizing gross proceeds of $1,200,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration period for the warrants will be extended to five years, should the Company achieve Tier 1 status prior to expiry of the two year term. Agents' fees relating to this placement amounted to $92,500 settled in cash.

(ii) March 2005 - a private non-brokered placement of 100,000 units at $0.60 per unit, realizing gross proceeds of $60,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.15 within two years of issue. The expiration period for the warrants will be extended to five years, should the Company achieve Tier 1 status prior to expiry of the two year term.

(iii) October 2005 - a private non-brokered placement of 1,426,678 units at $0.35 per unit, realizing gross proceeds of $499,337. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

(iv) November 2005 - a private non-brokered placement of 1,978,571 units at $0.35 per unit, realizing gross proceeds of $692,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue.

5 **Share Capital - (cont'd)**

(c) **Private Placements - (cont'd)**

(v) December 2005 - a private non-brokered placement of 1,000,000 units at $0.35 per unit, realizing gross proceeds of $350,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Finders fees relating to this issue amounted to $33,750 settled in cash.

(vi) December 2005 - a private brokered placement of 5,255,715 units at $0.35 per unit, realizing gross proceeds of $1,839,500. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $0.45 within two years of issue. Agent's fees relating to this issue amounted to $186,581 settled in cash.

(d) **Warrants**

As at March 31, 2006 the following warrants are outstanding:

Balance December 2005	Granted 2006	Exercised 2006	Expired 2006	Balance March 2006	Exercise Price	Expiry Date
1,050,000	-	-	-	1,050,000	$1.15	June 8, 2007 (ii)
713,339	-	10,000	-	703,339	$0.45	November 2, 2007
989,285	-	-	-	989,285	$0.45	December 16, 2007
3,127,858	-	15,000	-	3,112,858	$0.45	December 21, 2007
6,672,351	-	-	-	6,672,351	$1.15	April 20, 2009
12,552,833	-	25,000	-	12,527,833		

As at December 31, 2005 the following warrants were outstanding:

Balance December 2004	Granted 2005	Exercised 2005	Expired 2005	Balance December 2005	Exercise Price	Expiry Date
666,666	-	-	666,666	-	$0.75	October 19, 2005
4,210,550	-	4,210,550	-	-	$0.13	July 11, 2005 (i)
-	1,050,000	-	-	1,050,000	$1.15	June 8, 2007 (ii)
-	713,339	-	-	713,339	$0.45	November 2, 2007
-	989,285	-	-	989,285	$0.45	December 16, 2007
-	3,127,858	-	-	3,127,858	$0.45	December 21, 2007
6,705,351	-	33,000		6,672,351	$1.15	April 20, 2009
11,582,567	5,880,482	4,243,550	666,666	12,552,833		

(i) These warrants, originated in First Goldwater Resources Inc., prior to the reverse takeover transaction.

(ii) The expiration period for the warrants will be extended from two to five years, should the Company achieve Tier 1 status prior to expiry of the two year term.

5 **Share Capital - (cont'd)**

(e) **Stock Options**

As at March 31, 2006 the following stock options are outstanding:

Balance December 2005	Granted 2006	Exercised 2006	Expired 2006	Balance March 2006	Exercise Price	Expiry Date
1,530,000	-	-	-	1,530,000	$0.35(i)	March 22, 2009
495,000	-	20,000	-	475,000	$0.35(i)	May 17, 2009
225,000	-	-	-	225,000	$0.35(i)	July 22, 2009
620,000	-	-	-	620,000	$0.35(i)	August 13, 2009
100,000	-	100,000	-	-	$0.35(i)	August 20, 2009
1,000,000	-	250,000	-	750,000	$0.35(i)	March 15, 2010
310,000	-	-	-	310,000	$0.35(i)	April 12, 2010
1,870,000	-	-	-	1,870,000	$0.35	September 15, 2010
375,000	-	-	-	375,000	$0.35	November 30, 2010
-	200,000	-	-	200,000	$0.56	January 31, 2011
-	200,000	-	-	200,000	$0.94	February 10, 2011
-	300,000	-	-	300,000	$0.81	March 01, 2011
-	75,000			75,000	$1.21	March 16, 2011
-	400,000	-	-	400,000	$1.13	March 17, 2011
6,525,000	1,175,000	370,000	-	7,330,000		

As at December 31, 2005 the following stock options were outstanding:

Balance December 2004	Granted 2005	Exercised 2005	Expired 2005	Balance December 2005	Exercise Price	Expiry Date
240,000	-	40,000	200,000	-	$0.22	October 1, 2005
2,290,000	-	-	760,000	1,530,000	$0.35(i)	March 22, 2009
695,000	-	-	200,000	495,000	$0.35(i)	May 17, 2009
225,000	-	-	-	225,000	$0.35(i)	July 22, 2009
620,000	-	-	-	620,000	$0.35(i)	August 13, 2009
500,000		-	500,000	-	$0.35(i)	August 17, 2009
100,000	-	-		100,000	$0.35(i)	August 20, 2009
-	1,000,000	-	-	1,000,000	$0.35(i)	March 15, 2010
-	310,000	-	-	310,000	$0.35(i)	April 12, 2010
-	150,000	-	150,000	-	$0.35(i)	June 01, 2010
-	1,870,000	-	-	1,870,000	$0.35	September 15, 2010
-	375,000	-	-	375,000	$0.35	November 30, 2010
4,670,000	3,705,000	40,000	1,810,000	6,525,000		

5 **Share Capital - (cont'd)**

(e) **Stock Options - (cont'd)**

(i) The exercise prices of stock options, with exercise prices ranging from $0.60 to $0.75, granted prior to September 15, 2005, were amended to $0.35, subject to the approval of disinterested shareholders of the Company. A revaluation of options granted, not yet exercised, and which are subject to this amendment, has been performed.

The Company adopted a stock option plan ("the plan") whereby, the Company may grant stock options up to a maximum of ten percent of the number of issued shares of the Company. At March 31, 2006, the Company has reserved 7,667,582 common shares under the plan (December 31, 2005 – 7,628,082).

The option plan has the following vesting requirement:
(i) Options granted to employee and consultants conducting investor relations activities will vest with the right to exercise one-quarter of the option upon conclusion of every three months subsequent to the grant date.
(ii) Options granted to other employees, consultants, directors and officers vest immediately.

The fair value of the options granted during the period was estimated at each grant date using the Black-Scholes option-pricing model. During the period, the Company granted 1,175,000 five year stock options at exercise prices ranging between $0.56 and $1.21; 300,000 of which were granted to a director and 875,000 to consultants and employees. Stock-based compensation costs, in the amount of $420,536 have been recognized and charged to expenses, with an offsetting amount recorded as a credit to contributed surplus.

The fair value of stock options granted was estimated at each grant date based on the Black-Scholes option-pricing model, using the following weighted average assumptions:

	March 2006	December 2005
Risk free interest rate	4.03%	3.89%
Dividend yield	0%	0%
Expected volatility	64.81%	56.65%
Expected stock option life	5 years	5 years
Weighted average fair value of stock options granted	$0.44	$0.27

5 **Share Capital - (cont'd)**

(f) **Contributed Surplus**

Balance December 31, 2004	$	**1,390,189**
Fair value of options granted (Note 6f)		954,030
Fair value of 40,000 options exercised (Note 6b)		(4,498)
Balance December 31, 2005		**2,339,721**
Fair value of options granted (Note 6f)		420,536
Fair value of 370,000 options exercised (Note 6b)		(130,816)
Balance March 31, 2006	$	**2,629,441**

(g) **Escrow Shares**

On April 20, 2004, 40,000,000 shares issued on the acquisition of Mintec International Corporation were placed into escrow and will be released from escrow over a three-year period. 4,000,000 shares were released on April 20, 2004 and 6,000,000 shares are released every six months thereafter. Should the Company become a Tier 1 issuer on the TSX, all remaining escrow shares will be immediately released from escrow. The escrow shares are also subject to a shareholder pooling agreement in terms of which fifty percent of the escrow shares were issued by April 20, 2005, twenty five percent were released by October 20, 2005 and, the balance were released on April 20, 2006.

6 **Related Party Transactions**

(a) The Company entered into the following transactions with current or former directors or officers of the Company or with companies with current or former directors or officers in common:

	March 31, 2006	March 31, 2005
Management fees paid or accrued	$ 121,468	$ 127,898
Rent and administration costs paid or accrued	-	10,821
Salaries and wages paid to employees related to directors and officers of the Company	15,000	13,750
Directors fees paid or accrued	4,250	-
	$ 140,718	$ 152,469

(b) The Company had the following amounts due from a company with directors in common. The amount is non-interest bearing, unsecured and is due on demand.

	March 31, 2006	December 31, 2005
Minterra Resource Corp.	$ 43,844	$ 43,844

(c) The Company had the following amounts due to a company of a former director of the Company or companies with directors in common:

	March 31, 2006	December 31, 2005
Tek Terra Corporation	$ 21,560	$ 46,931
Minera Terra Gaia, S.A. de C.V.	10,342	11,570
Holmes Greenslade, a law firm of which an insider is a former partner	2,645	2,645
	$ 34,547	$ 61,146

The amounts are non-interest bearing, unsecured and are due on demand.

The above transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7 **Segmented Information**

The Company's exclusive business activity is exploration and development of mineral reserves. This activity is carried out primarily in Mexico.

The breakdown by geographic region for the three month period ended March 31, 2006 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 1,272,847	$ 1,272,847
Capital expenditures	$ 4,451	$ 133,203	$ 137,654
Segment loss	$ 977,138	$ 953,370	$ 1,930,508
Total assets	$ 5,773,688	$ 2,033,474	$ 7,807,162

The breakdown by geographic region for the three month period ended March 31, 2005 is as follows:

	Canada	Mexico	Consolidated
Exploration expenses	$ -	$ 1,411,494	$ 1,411,494
Capital expenditures	$ -	$ 29,048	$ 29,048
Segment loss	$ 555,014	$ 1,462,427	$ 2,017,441
Total assets	$ 3,733,671	$ 1,259,098	$ 4,992,769

8 **Commitments**

(a) On September 22, 2004, the Company signed an agreement with Bateman Engineering Pty Ltd. ("Bateman") to complete a definitive feasibility study on the Boleo Project. The estimated contract value is US $8.9 million. The definitive feasibility report is scheduled to be delivered in September 2006. The agreement may be terminated upon thirty days written notice. As at March 31, 2006, the remaining terminable commitment under the agreement amounted to US $1.4 million.

(b) The Company has concluded a number of management and consulting agreements with directors and officers of the Company. The future commitments under these contracts as at March 31, 2006 amount to $234,000 in respect of the year ended December 31, 2006 and $96,000 in respect of the year ended December 31, 2007.

(c) The Company has committed to an operating lease for office space for a term of 63 months, expiring September 2010. The minimum lease payment is $74,480 per annum.

9 **Supplemental Schedule of Non-Cash Investing and Financing Activities**

The following are the non-cash investing and financing activities of the Company during the three months ended March 31:

		2006		2005
Fair value of options exercised transferred from contributed surplus to share capital	$	130,816	$	-
Interest received	$	13,804	$	13,233

10 **Subsequent Events**

(a) On April 13, 2006, the Company completed a private placement of 25,555,556 units at $0.90 per unit for gross proceeds of $23,000,000. Each unit consists of one share and one half share purchase warrant. Two share purchase warrants entitle the holder to acquire one share at $1.25 either within two years of issue or on the occurrence of the share price maintaining a level of $2.50 for a period of twenty consecutive days. The expiry period for the warrants will be extended to five years, should the Company achieve Tier 1 status prior to expiry of the two year term. Of the gross proceeds, $4,995,962 was received during the three months ending March 31, 2006.

(b) Subsequent to March 31, 2006, the Company granted 100,000 stock options at a price of $1.45 to employees of the Company with an expiry date five years from the date of grant.

11 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

(a) Under Canadian GAAP, the mineral properties are carried at cost and written off or written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States GAAP, the Company would periodically review and obtain independent reports in determining adjustments to the mineral properties and record properties at net realizable value. The Company has not yet obtained an independent report for United States GAAP purposes, therefore, the Company's mineral property costs would have been written off.

(b) The impact of the above differences between Canadian and United States GAAP on the deficits as at March 31, as reported, is as follows:

	2006	2005
Deficit - As reported	$ (45,752,782)	$ (38,842,984)
Less capitalized mineral property costs	(757,793)	(757,793)
Deficit in accordance with United States GAAP	$ (46,510,575)	$ (39,600,777)

(c) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

	Common Shares					
	Number	Amount	Contributed Surplus	Deficit	Share Subscriptions	Total
Shareholders' equity balance as reported at March 31, 2006	76,675,820	$ 45,677,938	$ 2,629,441	$ (45,752,782)	$ 4,995,962	$ 7,550,559
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)
Shareholders' equity in accordance with United States GAAP at March 31, 2006	76,675,820	$ 45,677,938	$ 2,629,441	$ (46,510,575)	$ 4,995,962	$ 6,792,766

	Common Shares					
	Number	Amount	Contributed Surplus	Deficit	Share Subscriptions	Total
Shareholders' equity balance as reported at December 31, 2005	76,280,820	$ 45,406,372	$ 2,339,721	$ (43,822,274)	$ -	$ 3,923,817
Less capitalized mineral property costs	-	-	-	(757,793)	-	(757,793)
Shareholders' equity in accordance with United States GAAP at December 31, 2005	76,280,820	$ 45,406,372	$ 2,339,721	$ (44,580,067)	$ -	$ 3,166,024

11 Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – (cont'd)

In March 2005, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 107, "Share-Based Payment," which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company is currently evaluating the impact of SAB No. 107 on our consolidated financial statements.

In March 2005, the FASB issued Interpretation 47 ("FIN 47"), "Accounting for Conditional Asset Retirement Obligations"—an interpretation of FASB No. 143. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In June 2005, the FASB issued FASB Staff Position Paper ("FSP") 115-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," superseding EITF 03-1. Adoption of FSP 115-1 is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

BAJA MINING CORP
Management Discussion and Analysis
QUARTER END REPORT – March 31, 2006

This Management's Discussion and Analysis of Baja Mining Corp provides analysis of Baja Mining Corp's financial results for the quarter ended March 31, 2006. The following information should be read in conjunction with the accompanying interim unaudited consolidated financial statements and the notes to the interim unaudited consolidated financial statements.

1.1 Date of Report: May 26, 2006

1.2 Overall Performance

Nature of Business and Overall Performance

Baja Mining Corp. (the "Company") is involved in the development of the Boleo copper-cobalt-zinc-manganese deposit, Mexico. The Company commenced operations upon incorporation in 1985 and engaged primarily in exploration and development of mineral and natural resource properties.

On April 20, 2004, the Company completed a business combination with Mintec International Corporation ("Mintec") and completed a $10 million equity financing in conjunction with the business combination. The business combination resulted in a change of control of the Company whereby Mintec is deemed to be the acquirer. The transaction is accounted for under the purchase method, on a reverse take-over basis ("RTO"). Mintec, through its wholly owned Mexican subsidiary, Minera y Metalurgica del Boleo S.A. de C.V. ("MMB"), owns a 100% interest in a copper-cobalt-zinc-manganese mineral deposit (the Boleo property). Since the completion of the above-mentioned financing, the Company has been focused on completing a Definitive Feasibility Study ("DFS") on the Boleo property.

The Boleo Project

The Boleo Project is located on the east coast of the Baja California Peninsula, some 900 kilometres south of San Diego and near the town of Santa Rosalia Baja California Sur, Mexico. Over the last twelve years, approximately CAD $40 million has been spent on exploration and pre-feasibility studies on the Boleo Project. Since completing a $10 million financing in April 2004, the Company has been actively proceeding to complete a DFS, under the direction of Bateman Engineering Inc. Canada ("Bateman"), with assistance primarily from Bateman's office in Brisbane, Australia. The test work for completion of the DFS is scheduled to be completed by July 2006 with delivery of the final DFS in September 2006. The DFS is focused on the development of an underground mine, supplemented in some years with partial production from a series of low strip ratio open pits, at a currently estimated production rate of 2.6 million dry tonnes of run-of mine ore to produce up to 50,000 tonnes per year ("tpy")of cathode copper, 2,000 tpy of cobalt (either as high grade cobalt cathode or possibly as a high quality cobalt carbonate; consideration is being given to reduce this to 1,800 tpy), up to 23,000 tpy of zinc sulphate, and possibly 50,000 to 65,000 tpy of manganese (as manganese carbonate).

Current Development in the quarter ended March 31, 2006

Preliminary Economic Assessment

In August 2005, a "Preliminary Assessment"[1] of the El Boleo Project was published which included the results of a Preliminary Economic Assessment ("PEA") of the El Boleo Property (see News Release dated September 13th, 2005). The PEA of the El Boleo project indicates that the project is sufficiently robust that it warrants continuing development to completion of the DFS.

The PEA of the El Boleo project is based upon the following:

- the Mineral Resource Estimate for copper, cobalt and zinc prepared by independent geological consultants Hellman and Schofield Pty Ltd of Sydney, Australia;
- the process flow sheet developed by independent consultants Bateman Engineering Pty Ltd., of Brisbane, Australia, and recoveries of copper, cobalt and zinc achieved during the Phase 1 pilot plant testing program at SGS Lakefield Research Ltd., Lakefield, Ontario, conducted under the guidance of Bateman and factored plant capital and operating costs developed by Bateman;
- the Mine Design and Preliminary Production Schedule (utilizing base case metal prices) and mine capital and operating costs developed by independent mining consultants Australian Mine Design and Development ("AMDAD") of Sydney, Australia; and
- Base case metal prices of copper - US$0.95 per pound, cobalt – US$12.00 per pound and zinc - US$0.45 per pound.

Financial modelling based on the current, un-optimized preliminary mine schedule indicates that the project is potentially attractive at base case metal prices. Modelling at base case metal prices shows that the project could generate net after tax profit of US$761.3 million, with a discounted present value of US$307.6 million at a 6% discount rate, over an initial projected 20 year mine life.

The current base case is for annual mine production to deliver 3.5 million wet tonnes (2.6 million dry tonnes) of run-of mine ore per year to the process facility; with maximum annual metal production of 50,000 tonnes of copper, 2000 tonnes of cobalt and 23,000 tonnes of zinc sulphate. Capital cost of the construction of the mine and mill complex is currently estimated at US$292 million and total operating costs (including general and administrative expenses) at US$19.90 per dry tonne of ore feed. The current PEA does not include economics for the production of manganese carbonate as an additional by-product which is currently under a technical, marketing (off-take) and financial review.

---

[1] The PEA is contained within a National Instrument 43-101 report dated August 12, 2005 entitled "A Preliminary Assessment of the El Boleo Copper Cobalt Project", Baja California South, Mexico, prepared for Baja Mining Corp. by independent Qualified persons, William Yeo, MAusIMM, PhD., and Phillip Hellman, FAIG, PhD., of Hellman & Schofield, John Wyche, MAusIMM, MMICA,CPMin, of AMDAD, Michael Holmes, MSAIMM, PrEng., of Bateman, John Greenslade, BASc, M.Eng., P.Eng., LLB, and Don Hunter, FAusIMM, MIOM,CPEng, C.Eng. (the "Bateman Preliminary Assessment"). The Preliminary Economic Assessment (the "PEA") contained in the Bateman Preliminary Assessment was prepared by John Greenslade, President of the Company and a non-independent Qualified Person. The PEA was reviewed by Don Hunter, FAusIMM, MIOM,CPEng, C.Eng., to provide for necessary independence under N.I. 43-101. The entire report is available under the Company's profile at www.sedar.com or on its website www.bajamining.com.

A financial model was created utilizing the current mine production schedule over an initial 20 years, the associated diluted metal grades based on the H&S geological resource and AMDAD mine schedule, metal recoveries from the Phase I pilot plant, capital and operating costs as set out herein and base case metal prices of copper US$ 0.95/lb, cobalt US$ 12.00/lb and zinc US$ 0.45/ lb. In addition, sensitivity analysis was also conducted at various increased metal prices.

The effective sensitivity of the project to metal price is summarized in the following sensitivity table.

SENSITIVITY TO METAL PRICES						
Metal price US$/pound			**IRR**	**Net Present Value Million US$**		
Copper	**Cobalt**	**Zinc**	**(%)**	**6% discount**	**8% discount**	**10% discount**
$0.95	$12.00	$0.45	21.2	$ 307.6	$ 226.2	$ 164.3
$1.05	$14.00	$0.55	25.6	$ 418.1	$ 317.0	$ 239.9
$1.15	$16.00	$0.65	29.7	$ 528.0	$ 407.3	$ 314.9
$1.64*	$13.10*	$0.54*	37.6	$ 715.1	$ 564.1	$ 448.4
$3.76**	$15.50**	$1.76**	78.2	$2,066.0	$1,681.7	$1,383.5

Note: *Cash prices as of July 13, 2005; ** Cash prices as of May 26, 2006.
No contribution has been included for manganese carbonate production, pending further analysis of this market.

The potential revenue stream from cobalt and zinc sulphate (based upon contained zinc metal content), at base-case metal prices, generates sufficient revenue to cover all operating costs resulting in net annual copper metal production cost of zero cents ($0.00) per pound of LME grade copper produced. The following table provides base case highlights of the PEA.

Preliminary Economic Assessments – Base Case Highlights	
Preliminary Mine Production Schedule	2,600,000 dry tpy (7,246 dry tonnes per day)
Cut-off grade (with dilution)	1.1% copper equivalent
Average grade	2.5% copper equivalent
Capital Cost	US$292 million
Operating Cost	US$19.90/tonne of ore
Metal Prices	Copper – US$0.95/lb. Cobalt – US$12.00/lb Zinc - US$0.45/lb
(After tax) Internal rate of return (IRR)	21.2%
(After tax) Present Value (Millions)	US$307.6 @6% discount rate US$226.2 @8% discount rate US$164.3 @10% discount rate

The Preliminary Economic Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the preliminary assessment will be realized.

Underground Mine Trial

As part of the DFS on the El Boleo Property management elected to conduct a trial underground mine at the property. The test mine consisted of approximately 400 meters of development headings from which a series of test panels were mined utilizing a bord and pillar mining method. Development headings were driven primarily in the ore horizon utilizing a continuous mining machine (a 54 tonne

DOSCO 1300 road header), similar to those used in coal, potash and salt mines. For more information on this method please visit: http://www.bajamining.com/projects/mining_methods.

The Company recognised the importance of understanding how the proposed systems will perform through a range of conditions such as in previously mined areas and in areas of steeper dips, undulating floors or faulting. The test mining area selected in manto 3 represents most of the underground conditions likely to be encountered during actual mining operations over the initial twenty year mine life and provided the Company with valuable information on how this high production, mechanized method will work, as well as providing valuable insight into equipment selection and possible modifications needed to conventional continuous mining machines to adequately deal with the high clay content of the mineralized material being mined and processed.

The site was selected because:

- Manto 3 in this area has a range of working heights similar to the proposed initial production areas.
- The entries are off a steep hillside so that a reasonable working depth of 60 to 70 metres can be reached with minimal development.
- The local manto dips of 8° to 10° are similar to the proposed production areas.
- The planned development and pillar extraction sites include both virgin ground and previously mined areas.
- It is adjacent to a major regional fault which has a vertical displacement of 7 metres. It is planned to drive at least one heading through the fault to assess ground stability.

The test mine was designed by Australian Mine Design & Development (AMDAD), a consultant specialising in the design of high production Australian coal mines - utilising continuous miners and both long wall and short wall production units.

The mining trial was designed to provide geotechnical and operational information to guide design of a full scale underground mine capable of producing over 2.5 million tpy. This style of mining relies on controlled collapse of the seam roof in the mined out areas so that the broken rock in the collapsed zone can take the weight of the overlying strata. Ground movement monitors have been installed around the stope area and on the surface above it to track subsidence of the roof through to the controlled failure stage. This information will form the input for numerical analyses of the mine roof, openings, and pillars at the scale required for full production.

Following a series of delays caused by equipment problems which were unrelated to the mining conditions, mining progressed rapidly and it is expected that the mining component of the trial was completed during April 2006. Most of the controlled roof collapse within the stope area should occur in this period but it may continue for several weeks so the ground movement monitoring is continuing
.

A great deal of information has been gathered on the mining methods and systems required for efficient, high production underground mining at Boleo:

- The continuous miner registers very low power consumption when cutting the ore so it will be possible to achieve high cutting rates from relatively small machines.
- The continuous mining machine is easily able to mine the mineralized mantos and unmineralized hanging wall waste that may also be mined in development of mineralized areas.
- The trial site was selected in an area where intensive mining of the high grade base of the manto had been conducted during the earlier years of the last century. However, after mining over 300 metres of access, monitoring and stope roadways through old mine openings, stope

fill and undisturbed ground, the trial has only been delayed once by ground conditions directly attributable to the old workings. This was a four metre wide section at the junction of two old drives. One day was lost supporting the area and that section of the stope was completed without further delay.

- Numerous pieces of support timber from the old workings have been picked up by the continuos miner but they are all so aged that they crumbled. There was a concern that the old timbers could have jammed in the miner or caused tears in the conveyor belts but this is no longer considered a problem.
- Immediate roof conditions have been observed in detail in the collapsed stope area and in several small failures in the access roadways. By understanding more about the occurrence of low angle faulting in the roof strata, which is prevalent throughout Boleo, it has been possible to plan roadway widths and rock bolting patterns that provide good stability.
- Trials with different drill steels and bits have greatly reduced rock bolt installation times in the relatively soft roof strata.
- Testing of different methods of handling the clay rich ore has offered solutions to problems with clay build up on the continuous miner chain conveyor. This is a common problem with clays but the information gathered allows design of suitable loading, haulage and handling systems.
- The ore has high inherent moisture and raises no dust during cutting so there is no need for water dust suppression which could have caused problems in the high clay environment.

One of the biggest changes suggested by the trial to date comes from the success in mining through the old workings. Prior to the trial the production mine was being planned around short wall panels to provide support through loose ground in the previously mined areas. However it appears that subsidence through the old workings has compacted the clay rich manto and restored some competence to the mining horizon. This, and the potential for high cutting rates, enables the mine planners to consider more flexible and lower capital cost mining systems such as room and pillar using mobile roof supports.

Following completion of mining and geotechnical monitoring, geotechnical analyses of the proposed mining systems were conducted through April and May. A mine plan will then be developed through the middle of 2006 to define the detailed mine layouts, equipment fleet, workforce, production schedule and capital and operating cost estimates.

Environmental Impact Manifest

During May 2006, the Company submitted the Environmental Impact Manifest ("EIM") for approval of the development of the Boleo copper-cobalt-zinc-manganese project to the Mexican Federal environmental agency, SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). Prior to the initiation of construction activities, all mining projects in Mexico are required to apply for and obtain an environmental impact authorization and a land use permit. This requires the presentation of an EIM which deals with the impacts of the operation, the environmental mitigation, control and compensation measures to the satisfaction of authorities having environmental jurisdiction. Similar to many countries, Mexico has environmental legislation at the Federal, State and Municipal levels of government. In addition, the Boleo Project is located within the buffer zone of the El Vizcaino Natural Protected Area. The management plan for the Vizcaino area specifically recognises the existence of three mining operations in the area, which includes El Boleo. The project will also be required to obtain a permit for mining activities within the limits of a natural protected area. This permit was also applied for simultaneously. The Company is advised by its environmental consultants in Mexico that the process for resolving any issues surrounding the filed EIM and leading to the issuance of the

environmental impact authorization and the permit to work in a natural protected area follows a timetable approximately as set out below:

Activity	Scheduled Timing (working days)	From	To
Integrate official EIM file	10	May 8/06	May 22/06
Government determines if additional information is required	40	May 23/06	June 19/06
Company integrates additional information	60	June 20/06	Sept. 11/06
Government evaluates final document and issues permit	20	Sept. 11/06	Oct. 9/06

Authorities have the right to request an expert opinion for complex projects, which could extend the evaluation period an additional 60 days. Prior to the submission of the EIM, unofficial presentations were conducted in Mexico City by representatives of the Company to various Mexican authorities to assist in identifying any areas of concern and address such issues prior to submission. With the EIM now submitted, discussions will continue with State and local authorities.

The DFS is on track for completion Q3 2006. An infill drilling program commenced at Boleo in March 2006 in order to bring the first five years of production up to Measured and Indicated Resource status. A second, fully integrated, pilot plant campaign is scheduled to start in late May 2006 with completion in June 2006. This test work campaign has been initiated and design work and construction of the pilot plant facility is currently underway. This second phase plant will be conducted at SGS Lakefield Research in Ontario, Canada.

The objectives for this pilot plant include:
• Demonstrating the suitability of the use of Boleo Carbonate material in various planned neutralization duties throughout the plant. Boleo Carbonate is readily available on the Boleo property and its use in the plant has been shown to be both economically attractive and technically viable;
• Demonstrating refinements to the raffinate iron removal circuit prior to Direct
Solvent Extraction of zinc sulphate and cobalt;
• Demonstrating and testing of the Direct Solvent Extraction circuit under operating parameters recently optimized during extensive bench scale test work in Australia;
• Production of design data to provide additional confidence in the current design basis;
• Production of operational data that will facilitate the provision by Bateman Engineering of suitably framed Process Guarantees.

In addition there will be numerous test work initiatives conducted in parallel with the pilot campaign that relate to the environmental characterization of waste products and streams from the pilot campaign. Potential suppliers of equipment to the project will be present, conducting their own test work on suitable samples from the pilot campaign.

As of March 31, 2006, the Company had working capital of $6,106,644 (December 31, 2005 - $2,567,310) which is not sufficient to satisfy the costs related to the completion of the DFS and current general and administrative activities for the following fiscal year. Subsequent to March 31, 2006 the Company completed the placement of 25,555,556 units raising gross proceeds of $23 million. The additional $18 million ($4,995,962 having been received by March 31, 2006), will provide sufficient capital to complete the DFS and planned current expenditures.

1.3 Results of Operations for the Quarter ended March 31, 2006

Operations

The Company is still at the exploration and development stage at its Boleo Project and has no revenue generating activities. For the quarters ended March 31, 2006 and March 31, 2005, the Company recorded a consolidated net loss, before other items, of $2,029,378 ($0.03 loss per share) and $2,040,529 ($0.03 loss per share) respectively. The results reflect a minimal decrease in total costs for the comparative periods.

Exploration and Development Expenses

The Company incurred $1,272,847 in exploration and development expenses during the quarter ended March 31, 2006 compared with $1,411,494 during the quarter ended March 31, 2005. The Company has been focused on completing the DFS and test mine on the Boleo property in Mexico. The majority of the exploration expenses in the current period relate to environmental consulting, feasibility studies, pilot plant costs and other professional consulting fees in connection with the Boleo property. The nature of expenditure has changed from lower costs on drilling and feasibility studies to increased expenditures on a pilot plant.

General and Administrative Expenses

General and administrative expenses ("G&A") for the quarter ended March 31, 2006 increased by $127,496 compared with the previous year. Increases were mainly in the following areas:

- Amortization: $50,248 (2005 - $4,366) The increase is the result of the acquisition of additional equipment of $599,385 during the year ended December 31, 2005 and during the quarter ended March 31, 2006 of $137,654.
- Management and consulting fees: $77,228 (2005 - $49,704) Consulting fees of $35,228 were paid to a financial consulting firm in connection with general corporate financial advice with respect to construction financing and development of the Boleo project, and $42,000 paid to management and related parties of the Company.
- Rent: $17,975 (2005 - $27,616) The decrease is a result of amounts recouped from related which share office space.
- Stock-based compensation: $420,536 (2005 - $375,620) has been recognised during the quarter ended March 31, 2006. Of this amount, $159,000 has been allocated to general and administration expenses, and the balance to exploration expenses. During the quarter ended March 31, 2006, the Company granted 1,175,000 stock options to directors and consultants of the Company at an exercise prices ranging between $0.56 and $1.21. The fair value of options granted was estimated using the Black-Scholes option pricing model. Stock-based compensation expenses accounted for 20.7% (2005 - 18.4%) of total G&A expenses.
- Travel: $128,592 (2005 - $27,605) These costs increased as a result of additional visits to the mine site by management and consultants of the Company. Additional travel was also undertaken to secure funds for ongoing operations.
- Wages: $144,584 (2005 - $44,066) Due to the addition of employees required, as the Company moves the next stage of development, costs have increased accordingly.

1.4 Transactions with Related Parties

During the quarter ended March 31, 2006, the Company paid $140,718 (2005 - $141,648) management and consulting fees to directors and officers and employees related to directors of the Company, and to companies controlled by officers and directors of the Company. The Company also paid $Nil (2005 - $10,821) of rent expense to related companies, which are controlled by directors and officers, for shared office facilities.

All the above charges are on terms and conditions similar to non-related parties.

1.5 Selected Annual Information

The following financial data is selected financial information for the Company for the three most recently completed financial years ending December 31,

	2005	2004	2003
Total revenues	$ -	$ -	$ -
Income (loss) before discontinued operations and extraordinary items	$(6,996,731)	$(5,391,685)	$ (404,029)
Income (loss) per share before discontinued operations and extraordinary items	$(0.11)	$(0.10)	$(0.01)
Fully diluted income (loss) per share before discontinued operations and extraordinary items	$(0.11)	$(0.10)	$(0.01)
Net income (loss)	$(6,996,731)	$(5,391,685)	$ (404,029)
Income (loss) per share	$(0.11)	$(0.10)	$(0.01)
Fully diluted income (loss) per share	$(0.11)	$(0.10)	$(0.01)
Total assets	$ 4,377,132	$ 6,355,007	$ 970,077
Total long term debt	$ -	$ -	$ -
Dividend	$ -	$ -	$ -

Financial year 2005 compared to financial year 2004

The Company recorded a loss in 2005 of $6,996,731 ($0.11 loss per share) compared to a loss in 2004 of $ 5,391,685 ($0.10 loss per share). The loss in 2005 was primarily attributable to the increase in exploration and operating activities, noticeably in feasibility study expenditures of $1,206,270 incurred (2004 - $507,930).

Financial year 2004 compared to financial year 2003

The Company recorded a loss in 2004 of $ 5,391,685 ($0.10 loss per share) compared to a loss in 2003 of $ 404,029 ($0.01 loss per share). The loss in 2004 was primarily attributable to the increase in exploration and operating activities, in addition to recognizing of stock-based compensation.

1.6 Summary of Quarterly Information

Quarterly financial data for the eight most recently completed quarters is provided below.

	Q2 Jun 30, 2004	Q3 Sep 30, 2004	Q4 Dec 31, 2004	Q1 Mar 31, 2005	Q2 Jun 30, 2005	Q3 Sep 30, 2005	Q4 Dec 31, 2005	Q1 Mar 31, 2006
Total Revenues	$-	$-	$-	$-	$-	$-	$-	$-

Income or loss before discontinued operations and extraordinary items:

Total	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)
Per Share	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)
Per Share Fully Diluted	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)

Net income or loss:

Total	$(453,256)	$(2,436,996)	$(2,454,005)	$(2,017,441)	$(1,496,227)	$(2,313,964)	$(1,169,099)	$(1,930,508)
Per Share	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)
Per Share Fully Diluted	$(0.01)	$(0.04)	$(0.04)	$(0.03)	$(0.02)	$(0.04)	$(0.02)	$(0.03)

General Discussion of Quarterly Results

Net Income (Loss)

The Company carried out exploration activities on the Boleo property in Mexico. Factors that caused fluctuations in the Company's results were the amount and extent of exploration and operating activities in the quarters. Since completion of the $10 million equity financing on April 20, 2004, and subsequent financings, exploration and operating activities increased significantly as reflected in net losses during each quarter thereafter.

1.7 Liquidity and Capital Resources

During the quarter ended March 31, 2006, the Company had negative cash flow of $1,791,114 (2005 - $2,536,943) from operating activities. The cash outflow was mainly attributable to exploration expenditures of $1,011,811 (2005 - $1,411,494) and general and administration expenditures of $546,783 (2005 - $249,049).

In terms of investment activities, the Company utilized $133,203 (2005 - $29,048) to acquire mining equipment for use at and to develop the test mine site, and $4,451 ($Nil) for leasehold improvements and office furniture and equipment.

During the quarter ended March 31, 2006, the Company raised $5,136,712 (2005 - $1,160,700) on the placement of shares. Of this amount $11,250 (2005 - $Nil) related to 25,000 warrants exercised, $129,500 (2005 - $Nil) to 370,000 share options exercised, and $4,995,962 (2005 - $1,160,700) related to share subscriptions received in respect of a private placement of 25,555,556 units which was completed in April 2006.

1.8 Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangement such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations and any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9 Contractual Obligations and Commitments

The Company has no long-term debts, material capital lease obligations and purchase obligations. The Company has management and consulting contracts with officers and directors of the Company for services rendered with future commitments under these contracts totalling $234,000 in fiscal year 2006 and $96,000 in fiscal year 2007.

The Company has committed to an operating lease for office space for a term of 63 months expiring September 2010 with minimum lease payment of $74,480 per annum.

The Company also signed an agreement with Bateman Engineering Ltd. Canada for the completion of the DFS budgeted at approximately US $8.9 million. The Bateman agreement does not include the costs of in-fill drilling, the test mining program, or management costs related to the DFS. The DFS is scheduled to be completed by July 2006. The agreement may be terminated upon thirty days written notice. As at March 31, 2006, the Company has paid or accrued a total of approximately US $3.4 million under the agreement, for a remaining terminable commitment of US $1.4 million.

1.10 Financial instruments and Risk Factors

As of March 31, 2006 the Company was not exposed to any financial instruments risks since their fair value approximates their carrying values because of the short-term maturity of those instruments.

The Company operates internationally, which gives rise to the risk of that cash flows may be adversely impacted by exchange rate fluctuations. The Company has not entered into foreign currency contracts to hedge its risk against foreign currency fluctuations.

Mineral exploration and development involves a high degree of risk since few properties are developed into producing mines. There is no assurance that the Company's mineral exploration activities will result in the discovery of resources that would be economical for commercial production. The commercial viability of the mineral deposits is dependent upon a number of factors, which are beyond the Company's control. Some of these factors are attributable to commodity prices, government policy and regulation and environmental protection.

Resource estimates involves degree of uncertainty in the calculation of reserves and the corresponding grades. Resource estimates are dependent partially on statistical inferences drawn from drilling, sampling and other data. The indicated and inferred resources figures set forth by the Company is

estimates, and there is no certainty that the level of resources will be realized. In addition, decline in the market price for copper, zinc and cobalt may adversely affect the economics of a reserve and may require the Company to reduce its estimates.

1.11 Outlook

The Company is actively proceeding with the DFS of the Boleo Property in order to develop a mine at the Boleo Property with an overall objective of maximizing production output and minimizing capital and operating costs.

1.12 Cautions on Forward-Looking Information

This report contains certain "forward-looking statements". Such forward-looking statements are subject to risks, uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those acknowledged in such statements.